EXHIBIT 3.1

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF

SERIES B CONVERTIBLE PREFERRED STOCK

OF

LIFEAPPS BRANDS, INC.

The undersigned, the Chief Executive Officer of LifeApps Brands, Inc., a Delaware corporation (the “Company”), does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Company, as amended, the following resolution creating a series of Series B Convertible Preferred Stock, was duly adopted on March 27 , 2019.

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Company by provisions of the Certificate of Incorporation of the Company, as amended (the “Certificate of Incorporation”), there hereby is created out of the shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of the Company, as authorized in Article FOURTH of the Company’s Certificate of Incorporation, a series of Preferred Stock of the Company, to be named “Series B Convertible Preferred Stock,” consisting of One Million Five Hundred Thousand (1,500,000) shares, which series shall have the following designations, powers, preferences and relative and other special rights and the following qualifications, limitations and restrictions:

1.             Designation. The designation of such series of the Preferred Stock shall be the Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Convertible Preferred”). The maximum number of shares of Series B Convertible Preferred shall be One Million Five Hundred Thousand (1,500,000) shares. The date of original issuance of the Series B Convertible Preferred is referred to herein as the “Issuance Date”. The stated value of each share of Series B Convertible Preferred for purposes of conversions and dividends is $1.15 (the “Conversion/Dividend Stated Value”). The stated value of each share of Series B Convertible Preferred for purposes of redemptions is $1.35 (the “Redemption Stated Value”).

2.             Voting Rights.

(a)           The Series B Convertible Preferred shall have no voting rights.

(b)           The common stock of the Company (the “Common Stock”) into which the Series B Convertible Preferred is convertible shall, upon issuance, have all of the same voting rights as other issued and outstanding Common Stock of the Company.

3.             Liquidation, Dissolution; Winding-Up.

In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of shares of the Series B Convertible Preferred then outstanding shall not be entitled to receive any amount out of the assets of the Company available for distribution to its stockholders.

4.             Automatic Conversion. Subject to earlier conversion or redemption, the Series B Convertible Preferred shall automatically convert into fully paid and non-accessible shares of Common Stock 24 months following the Issuance Date without any action or payment required on the part of the holder of the Series B Convertible Preferred. Subject to the floor price limitation set forth in Section 6(i), the automatic conversion price to which the Conversion/Dividend Stated Value will be applied will be the lower of (i) $0.10 per share of Common Stock; or (ii) a 20% discount to the lowest volume weighted average price (“VWAP”) for the Common Stock on the Company’s principal trading market during the five (5) trading days immediately prior to the automatic conversion date.

Subject to earlier conversion or redemption, the Series B Convertible Preferred will also automatically convert into fully paid and non-assessable shares of Common Stock upon the conversion terms provided above if (i) the closing sale price for the Common Stock on the Company’s principal trading market closes at or above $0.20 for 10 consecutive trading days;(ii) the Common Stock is uplisted to NASDAQ or a national securities exchange; or (iii) the Company completes an offering of Company securities resulting in aggregate gross proceeds of not less than $3,000,000. Notwithstanding the foregoing, the automatic conversion events set forth in (i), (ii) and (iii) above are not applicable during the 180 day period following the Issuance Date or if the Common Stock issuable upon conversion is not registered or subject to sale pursuant to Rule 144 or another exemption from the registration requirements of the Securities Act of 1933, as amended.

5.             Optional Conversion. Commencing 180 days after the Issuance Date, the holders of Series B Convertible Preferred will have the right to convert their Series B Convertible Preferred at any time into Common Stock on the same conversion terms applicable to automatic conversions.

6.             General.

(a)           Company’s Response. As soon as practicable following an automatic or optional conversion, the Company shall instruct its transfer agent to deliver a certificate for the Common Stock, with a restrictive legend, to the holder of the Series B Convertible Preferred or its designee registered in the name of the holder or its designee for the number of shares of Common Stock to which the holder shall be entitled.

(i)           Record Holder. The person entitled to receive the Common Stock issuable upon a conversion of the Series B Convertible Preferred shall be treated for all purposes as the record holder of such Common Stock on the automatic or optional conversion date, as applicable.

(b)           No Impairment. The Company shall not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith, assist in the carrying out of all the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Convertible Preferred against impairment.

(c)           Issue Taxes. The Company shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the share of Series B Convertible Preferred pursuant thereto; provided, however, that the Company shall not be obligated to pay any transfer taxes resulting from any transfer requested by the holder in connection with any such conversion.

(d)           Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by e-mail or three (3) business days following being mailed by certified or registered mail, postage prepaid, return-receipt requested, addressed to the holder of record at its address appearing on the books of the Company.

(e)           Fractional Shares. Absent the prior written approval of the Company, all automatic and optional conversions of Series B Preferred Stock must be for a minimum of 5,000 shares of Series B Preferred except in cases where the holder owns less than 5,000 shares and is converting all Series B Preferred shares then owned by the holder. No fractional shares of Common Stock shall be issued upon conversions of the Series B Convertible Preferred. In lieu of any fractional share to which the holder would otherwise be entitled, the Company shall round up to the next full share.

(f)            Dividends. Dividends at the rate of 12% per annum (1% per month) are payable on the Conversion/Dividends Stated Value of the Series B Preferred Stock in cash or stock at the Company’s discretion. Dividends are payable at the end of each month following the applicable Issuance Date. Dividends payable in stock shall be calculated based on the 5-day VWAP during each of the last 5 trading days of the month for which payment is being made. To the extent that a month for which dividends are payable does not involve a full month because shares of Series B Convertible Preferred were issued, redeemed, or converted during such month, the dividend payable shall be pro-rated to reflect the number of days of such month that the dividend applies to. In all events, dividends shall not be payable for periods following redemption, conversion or the 24 month anniversary of the Issuance Date.

(g)           Redemption. The Series B Preferred Stock is redeemable in cash by the Company at any time prior to conversion upon five (5) business days prior written notice to the holder at the Redemption Stated Value for each share being redeemed.

(h)           Adjustments to Conversion Price. The automatic and optional conversion price will be appropriately adjusted to reflect stock splits, stock dividends (exclusive of the dividends payable on the Series B Preferred) business combinations and similar recapitalization.

(i)            Conversion Floor Price. Automatic and optional conversions are subject to a floor price of $0.03 per share such that no conversions can be made at a conversion price of less than $0.03 per share.

(j)            VWAP. For purposes of conversions and dividends, VWAP means, for any date, the daily volume weighted average price for the Common Stock for such date (or the nearest preceding date) or the principal trading market on which the Common Stock is listed on a trading day from 9:30 am (New York City time) to 4:02 pm (New York City time).

7.             No Preemptive Rights. The holder of the Series B Convertible Preferred shall not be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

8.             Amendments. The written consent of the holder of Series B Convertible Preferred shall be required for any change, amendment or otherwise to this Certificate of Designations or the Company’s Certificate of Incorporation which would amend, alter, change or repeal, or otherwise adversely affect, any of the powers, designations, preferences and rights of the Series B Convertible Preferred.

9.             Lost or Stolen Certificate. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of the Series B Convertible Preferred Stock certificate representing the share of Series B Convertible Preferred, the Company shall execute and deliver a new Series B Convertible Preferred Stock certificate to the holder.

10.           Failure or Indulgence Not Waiver. No failure or delay on the part of the holder of Series B Convertible Preferred in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

IN WITNESS WHEREOF, the undersigned has executed and subscribed this Certificate and does affirm the foregoing as true this 3rd day of April, 2019.

LIFEAPPS BRANDS, INC.

By:	/s/ Robert A. Blair
Robert A. Blair
Chief Executive Officer

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